                                 UNITED STATES
                       SECURITIES AND EXCHANGE COMMISSION

                             WASHINGTON, D.C. 20549

                       ----------------------------------

                                    FORM 6-K

                        REPORT OF FOREIGN PRIVATE ISSUER
                       PURSUANT TO RULE 13a-16 OR 15d-16

                                     UNDER

                      THE SECURITIES EXCHANGE ACT OF 1934

                           FOR THE MONTH OF MAY 1998

                             INTRAWEST CORPORATION
                              (REGISTRANT'S NAME)

          200 BURRARD STREET, SUITE 800, VANCOUVER, BC V6C 3L6 CANADA
                    (Address of principal executive offices)

Indicate by check mark whether the registrant files or will file annual reports under cover Form 20-F or Form 40-F.

                           Form 20-F     Form 40-F X
                                     ---          ---

Indicate by check mark whether the registrant by furnishing the information contained in this Form is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934.

                                  Yes     No  X
                                      ---    ---

If "Yes" is marked, indicate below the file number assigned to the registrant
in connection with Rule 12g3-2(b): 82-       .
                                      -------

                             INTRAWEST CORPORATION

                     CONSOLIDATED STATEMENTS OF OPERATIONS

                                                     THREE MONTHS ENDED          NINE MONTHS ENDED
                                                          MARCH 31                    MARCH 31
                                                  ------------------------    ------------------------
                                                     1998          1997          1998          1997
                                                  ----------    ----------    ----------    ----------
                                                   (IN THOUSANDS OF DOLLARS EXCEPT PER SHARE AMOUNTS)
                                                                      (UNAUDITED)
REVENUE
Ski and resort operations.....................     $212,229      $177,250      $319,989      $231,528
Real estate sales.............................       64,317        27,264       165,207        83,515
Rental properties.............................        1,843         1,579         4,385         2,204
Income from equity accounted investment.......       --             2,333        --             1,467
Interest and other income.....................          470           785         3,258         2,558
                                                   --------      --------      --------      --------
                                                    278,859       209,211       492,839       321,272
                                                   --------      --------      --------      --------
EXPENSES
Ski and resort operations.....................      139,594       115,752       241,570       166,723
Real estate costs.............................       52,424        22,945       135,978        68,899
Rental properties.............................          623         1,102         1,749         1,452
Interest......................................        6,308         5,810        16,030        14,079
Depreciation and amortization.................       20,219        15,884        30,549        22,382
General and administrative....................        3,220         2,585         7,093         6,030
                                                   --------      --------      --------      --------
                                                    222,388       164,078       432,969       279,565
                                                   --------      --------      --------      --------
Income before income taxes, non-controlling
  interest and discontinued operations........       56,471        45,133        59,870        41,707
                                                   --------      --------      --------      --------
Provision for income taxes
  Current.....................................       10,724         7,452        12,988         8,004
  Deferred....................................       --             3,027        --             1,880
                                                   --------      --------      --------      --------
                                                     10,724        10,479        12,988         9,884
                                                   --------      --------      --------      --------
Income before non-controlling interest and
  discontinued operations.....................       45,747        34,654        46,882        31,823
Non-controlling interest......................        3,104         3,959         3,970         4,293
                                                   --------      --------      --------      --------
Income from continuing operations.............       42,643        30,695        42,912        27,530
Results of discontinued operations............          432        (1,454)         (429)         (668)
                                                   --------      --------      --------      --------
Income for the period.........................     $ 43,075      $ 29,241      $ 42,483      $ 26,862
                                                   ========      ========      ========      ========
Income per common share
  Income from continuing operations...........         $1.24        $1.02          $1.25         $1.07
  Net income..................................        $1.24          $1.02         $1.25         $1.10
                                                   ========      ========      ========      ========
Weighted average number of common shares
  outstanding (in thousands)..................       34,412        30,031        34,386        25,711
                                                   ========      ========      ========      ========

                             INTRAWEST CORPORATION

                          CONSOLIDATED BALANCE SHEETS

                                                                      AS AT MARCH 31
                                                                --------------------------
                                                                   1998           1997
                                                                -----------    -----------
                                                                (IN THOUSANDS OF DOLLARS)
                                                                       (UNAUDITED)
ASSETS
Current assets
  Cash and short-term deposits..............................    $   74,993     $   34,029
  Other assets..............................................        42,859         16,197
  Amounts receivable........................................        57,412         67,751
  Properties
     Resort.................................................       143,607         93,178
     Discontinued operations................................        12,993         14,631
                                                                ----------     ----------
                                                                   331,864        225,786
Ski and resort operations...................................       561,322        458,609
Goodwill....................................................        78,689         23,889
Properties
  Resort....................................................       238,100        182,956
  Discontinued operations...................................        46,258         64,680
Amounts receivable..........................................        52,985         37,494
Other assets................................................        32,347         40,794
                                                                ----------     ----------
                                                                $1,341,565     $1,034,208
                                                                ==========     ==========
LIABILITIES
Current liabilities
  Amounts payable...........................................    $  123,469     $   69,311
  Deferred revenue..........................................        18,524         11,673
  Bank and other indebtedness, current portion
     Resort.................................................        72,597        106,211
     Discontinued operations................................         2,356          2,346
                                                                ----------     ----------
                                                                   216,946        189,541
Bank and other indebtedness
  Resort....................................................       509,570        353,755
  Discontinued operations...................................        32,420         43,560
Due to joint venture partners...............................        18,749         13,994
Deferred revenue............................................         9,950          5,566
Deferred income taxes.......................................         5,804          1,880
Non-controlling interest in subsidiaries....................        10,098         11,853
                                                                ----------     ----------
                                                                   803,537        620,149
                                                                ----------     ----------
SHAREHOLDERS' EQUITY
Capital stock...............................................       375,465        293,806
Retained earnings...........................................       151,381        114,162
Foreign currency translation adjustment.....................        11,182          6,091
                                                                ----------     ----------
                                                                   538,028        414,059
                                                                ----------     ----------
                                                                $1,341,565     $1,034,208
                                                                ==========     ==========

                             INTRAWEST CORPORATION

                  CONSOLIDATED STATEMENTS OF RETAINED EARNINGS

                                                   THREE MONTHS ENDED      NINE MONTHS ENDED
                                                        MARCH 31                MARCH 31
                                                  --------------------    --------------------
                                                    1998        1997        1998        1997
                                                  --------    --------    --------    --------
                                                           (IN THOUSANDS OF DOLLARS)
                                                                  (UNAUDITED)
Retained earnings -- beginning of period......    $108,306    $ 84,921    $111,649    $ 89,148
Income for the period.........................      43,075      29,241      42,483      26,862
Dividends.....................................       --          --         (2,751)     (1,848)
                                                  --------    --------    --------    --------
Retained earnings -- end of period............    $151,381    $114,162    $151,381    $114,162
                                                  ========    ========    ========    ========

              CONSOLIDATED STATEMENTS OF CASH FLOW FROM OPERATIONS

                                                     THREE MONTHS ENDED          NINE MONTHS ENDED
                                                          MARCH 31                    MARCH 31
                                                  ------------------------    ------------------------
                                                     1998          1997          1998          1997
                                                  ----------    ----------    ----------    ----------
                                                   (IN THOUSANDS OF DOLLARS EXCEPT PER SHARE AMOUNTS)
                                                                      (UNAUDITED)
Income before non-controlling interest and
  discontinued operations.....................     $ 45,747      $ 34,654      $ 46,882      $ 31,823
Items not affecting cash
  Depreciation and amortization...............       20,219        15,884        30,549        22,382
  Income from equity accounted investment.....       --            (2,333)       --            (1,467)
  Deferred income taxes.......................       --             3,027        --             1,880
                                                   --------      --------      --------      --------
Cash flow from operations.....................     $ 65,966      $ 51,232      $ 77,431      $ 54,618
                                                   ========      ========      ========      ========
Cash flow per common share*...................     $   1.78      $   1.54      $   2.08      $   1.91
                                                   ========      ========      ========      ========

---------------

* Cash flow per common share is calculated after providing for non-controlling interest.

                             INTRAWEST CORPORATION

            CONSOLIDATED STATEMENTS OF CHANGES IN FINANCIAL POSITION

                                                THREE MONTHS ENDED        NINE MONTHS ENDED
                                                     MARCH 31                  MARCH 31
                                               ---------------------    ----------------------
                                                 1998        1997         1998         1997
                                               --------    ---------    ---------    ---------
                                                          (IN THOUSANDS OF DOLLARS)
                                                                 (UNAUDITED)
CASH PROVIDED BY (USED FOR)
OPERATING ACTIVITIES
Cash flow from operations..................    $ 65,966    $  51,232    $  77,431    $  54,618
Recovery of costs through real estate
  sales....................................      52,424       22,945      135,978       68,899
Increase in amounts receivable, net........      (4,002)     (19,299)     (17,579)     (24,287)
Acquisition and development of properties
  for sale.................................     (62,782)     (32,340)    (193,766)    (101,662)
Other changes in non-cash operating working
  capital..................................      (1,936)       3,854       48,782        4,337
Cash provided by discontinued operations...       6,788        6,452        9,796       30,996
                                               --------    ---------    ---------    ---------
                                                 56,458       32,844       60,642       32,901
                                               --------    ---------    ---------    ---------
FINANCING ACTIVITIES
Bank and other borrowings, net.............     (23,721)       9,026      116,628       40,070
Issue of capital stock.....................         909       95,396        2,210       95,627
Redemption of non-resort preferred
  shares...................................       --          --           (9,015)      --
Dividends paid.............................       --          --           (2,751)      (1,848)
Distributions to non-controlling
  interests................................      (1,179)      (1,180)      (2,339)      (2,346)
                                               --------    ---------    ---------    ---------
                                                (23,991)     103,242      104,733      131,503
                                               --------    ---------    ---------    ---------
INVESTING ACTIVITIES
Proceeds from revenue-producing properties,
  net......................................       9,209        4,026        9,496        4,956
Expenditures on ski and resort operation
  assets...................................     (12,155)      (9,263)     (90,264)     (32,593)
Acquisition of ski resort assets...........     (39,911)    (131,499)     (69,332)    (131,499)
                                               --------    ---------    ---------    ---------
                                                (42,857)    (136,736)    (150,100)    (159,136)
                                               --------    ---------    ---------    ---------
Increase (decrease) in cash and
  short-term deposits......................     (10,390)        (650)      15,275        5,268
Cash and short-term deposits -- beginning
  of period................................      85,383       34,679       59,718       28,761
                                               --------    ---------    ---------    ---------
Cash and short-term deposits -- end of
  period...................................    $ 74,993    $  34,029    $  74,993    $  34,029
                                               ========    =========    =========    =========

                                   SIGNATURES

        Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on behalf by the undersigned, thereunto duly authorized.

                                INTRAWEST CORPORATION


Date: May 26, 1998              By /s/ ROSS MEACHER
                                   --------------------------
                                   Name:  Ross Meacher
                                   Title: Corporate Secretary